UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 30, 2003
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
MANAGEMENT’S DISCUSSION & ANALYSIS

The following documents are being submitted herewith:

•	Press Release dated June 30, 2003.

•	Interim Report to Shareholders for the three months ended June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	July 30, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

2

NEWS RELEASE

Enbridge posts strong first half results of $549 million

CALGARY, Alberta, July 30, 2003 — Enbridge Inc. today announced earnings applicable to common shareholders of $549.2 million for the six months ended June 30, 2003, or $3.33 per share, compared with $546.4 million, or $3.45 per share, for the same period in 2002.

Earnings for the three months ended June 30, 2003 are $445.4 million, or $2.70 per share, compared with $433.3 million, or $2.74 per share, for the same period in 2002.

The 2003 results include a $169.1 million gain on the sale of assets to Enbridge Income Fund (EIF), whereas the prior year reflected a $240.0 million gain on the sale of the retail services business, both after-tax and recorded in the respective second quarters. Excluding these gains, earnings have improved significantly from the prior year. This is primarily a result of higher natural gas volumes on the gas distribution system due to colder than normal weather and higher earnings from additional interests in the Alliance Pipeline.

Enbridge President & Chief Executive Officer, Patrick D. Daniel noted, “Our results are again strong with our six-month earnings about 5% ahead of last year when significant non-recurring factors are taken into consideration. Together with our quality asset base and strong balance sheet, Enbridge is well positioned relative to our industry peers. We plan to continue to translate this strength into low risk success.”

Mr. Daniel added, “More significantly, from an operating perspective, the final phase of the Terrace expansion program, Phase III, was placed into service on April 1, 2003. The 140,000 barrels per day of additional throughput capacity from Phase III, along with the recently announced Spearhead Pipeline, and other initiatives, provide producers in western Canada, especially those in the Alberta oil sands, with increased access to United States markets and the opportunity for higher netbacks. These initiatives provide producers with necessary capacity and delivery points in key strategic markets.”

On July 30, 2003, the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2003 to shareholders of record on August 15, 2003.

1

Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Energy Transportation North	251.1	59.7	317.0	121.2
Energy Transportation South	15.6	7.4	24.7	21.6
Gas Distribution and Services	174.8	126.7	202.9	139.2
International	18.6	17.5	34.2	34.0
Corporate	(14.7)	(12.2)	(29.6)	(11.9)

	445.4	199.1	549.2	304.1
Discontinued Operations	—	234.2	—	242.3

	445.4	433.3	549.2	546.4

Significant non-recurring factors and variances affecting consolidated earnings are as follows:

•	Energy Transportation North includes a $169.1 million after-tax gain on the sale of assets to EIF recorded in the second quarter of 2003.

•	Energy Transportation South includes a $9.2 million dilution gain on an Enbridge Energy Partners, L.P. (EEP) unit issuance in the second quarter of 2003, whereas the prior year included a $6.1 million dilution gain in the first quarter.

•	Gas Distribution and Services includes the positive effect of colder than normal weather of $41.7 million in 2003, including $27.4 million in the second quarter. The positive weather in 2003 is partially offset by a $7.1 million regulatory disallowance related to a prior year and recorded in the first quarter of 2003. In 2002, warm weather negatively affected earnings by $39.4 million, including $24.0 million in the second quarter.

•	Corporate included a $17.8 million after-tax gain on sale of marketable securities recorded in the first quarter of 2002.

•	The second quarter of each year includes the effect of the Alberta 0.5% tax rate reduction. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in the second quarter of 2003 in comparison to a net recovery of $1.4 million in the prior year.

•	Discontinued operations included a $240.0 million after-tax gain on the sale of the retail energy services business in 2002.

Operating factors that enhance earnings in 2003 include the additional ownership interest in Alliance, the placing into service of Terrace Phase III, improved results from gas service activities and higher earnings from EEP. These positive factors are partially offset by higher operating expenses in the gas distribution utility, primarily in the first quarter.

2

Energy Transportation North

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge System	40.7	33.2	70.3	68.3
Athabasca System	11.4	9.4	23.1	19.5
NW System	2.0	2.0	4.1	4.4
Saskatchewan System	1.4	1.7	3.1	3.3
Alliance Pipeline	22.2	10.5	37.3	19.8
Vector Pipeline	2.3	1.2	4.3	2.4
Other	2.0	1.7	5.7	3.5

	82.0	59.7	147.9	121.2
Gain on sale of assets to Enbridge Income Fund	169.1	—	169.1	—

	251.1	59.7	317.0	121.2

•	Enbridge System earnings for the second quarter of 2003 include incremental earnings from Terrace as Phase III was placed in service on April 1, 2003. However, the results are negatively affected by a higher power allowance credit due to shippers.

•	Higher earnings from the Athabasca System are primarily the result of the completion of additional facilities and tankage.

•	Alliance earnings reflect the additional ownership interests of 15.7% acquired in the fourth quarter of 2002, 1.1% in March 2003 and 11.8% in April 2003.

•	Vector earnings reflect increased volumes due to both colder than normal weather in eastern Canada during the first quarter of 2003 and higher storage injections during the second quarter.

•	On June 30, 2003, Enbridge sold the Saskatchewan System and the 50% interest in Alliance Canada to EIF for an after-tax gain of $169.1 million.

3

Energy Transportation South

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge Energy Partners	5.9	4.4	13.7	8.8
Feeder Pipelines and Other	0.5	2.0	1.8	4.4
Enbridge Midcoast Energy	—	0.8	—	2.3
Enbridge Energy Partners dilution gain	9.2	0.2	9.2	6.1

	15.6	7.4	24.7	21.6

•	EEP earnings are higher due to the acquisition of the Enbridge Midcoast Energy assets in October 2002. Enbridge’s effective weighted average ownership interest in EEP also increased slightly from the prior year to approximately 13.8%.

•	Feeder Pipelines and Other reflect lower earnings from Frontier as a result of lower tolls and volumes.

•	In each year, EEP issued additional common units. Enbridge did not participate in these offerings, resulting in dilution gains.

4

Gas Distribution and Services

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge Gas Distribution	158.0	107.3	168.7	110.8
Noverco	11.8	14.6	22.0	23.3
CustomerWorks/ECS	3.7	3.7	8.8	5.5
Enbridge Gas New Brunswick	0.9	1.0	2.1	2.0
Aux Sable	(4.8)	(1.6)	(6.6)	(2.5)
Other Gas Distribution Operations	5.1	4.3	7.3	5.8
Gas Services	(0.3)	(2.4)	(0.6)	(5.4)
Other	0.4	(0.2)	1.2	(0.3)

	174.8	126.7	202.9	139.2

•	Higher earnings in 2003 are attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $41.7 million. During 2002, weather was warmer than normal, resulting in a $39.4 million reduction in earnings. In 2003, degree days, which are used as a measure of coldness, were 27.9% greater than 2002 and 14.2% greater than the forecast based on normal weather.

(millions of Canadian dollars	Three months ended		Six months ended
except number of degree days)	June 30,		June 30,

	2003	2002	2003	2002

Actual degree days	2,130	1,690	3,206	2,507
Forecast degree days based on normal weather	1,887	1,912	2,807	2,932
Earnings increase/(decrease) due to weather	27.4	(24.0)	41.7	(39.4)

•	The positive effect of weather is offset in part by the $7.1 million regulatory disallowance related to long-term transportation contracts recognized in the first quarter of 2003, higher operating and maintenance expenses as a result of colder than normal weather and the timing of expenditures.

•	The Noverco contribution reflects improved operating results from Gaz Metropolitain, combined with earlier recognition of revenues as a result of the unbundling of rates. The positive operating results are more than offset by changes in tax rates recorded in the respective second quarters which decrease earnings in 2003 and increased earnings in 2002.

•	The main component of CustomerWorks/ECS earnings in 2003 is the contribution from CustomerWorks. The primary operations of Enbridge Commercial Services (ECS) were rebundled in Enbridge Gas Distribution at the end of 2002. Earnings from CustomerWorks/ECS are affected by service levels in 2003 compared with 2002.

5

•	The loss from Aux Sable reflects Enbridge’s increased ownership interest as well as the combined effect of higher natural gas prices and lower ethane prices during the first half of 2003 and more significantly during the second quarter.

•	The Gas Services results improved due primarily to the commencement of gas service management contracts with certain U.S. based companies in late 2002 and increased demand for natural gas and associated transmission service, reducing merchant capacity losses on Alliance and Vector.

6

International

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

OCENSA/CITCol	7.5	7.8	15.9	18.3
CLH	12.7	9.9	21.1	16.3
Jose Terminal and Other	(1.6)	(0.2)	(2.8)	(0.6)

	18.6	17.5	34.2	34.0

•	Earnings from OCENSA/CITCol decreased due to lower incentive earnings from CITCol.

•	Operating results from CLH reflect increased volumes and the impact of the stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships.

•	As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The Company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs and the results of the Technology business.

7

Corporate

Corporate costs total $29.6 million for the six months ended June 30, 2003 compared to $11.9 million for the same period in 2002. The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities. For the three months ended June 30, 2003, corporate costs are $14.7 million compared to $12.2 million for the same period in 2002.

Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the second quarter results. The call will be broadcast live on the Internet at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053.

The interim financial statements and MD&A are available on Enbridge’s website at www.enbridge.com.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

8

Enbridge Inc.
Management’s Discussion & Analysis
June 30, 2003

This discussion should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three and six months ended June 30, 2003.

Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Energy Transportation North	251.1	59.7	317.0	121.2
Energy Transportation South	15.6	7.4	24.7	21.6
Gas Distribution and Services	174.8	126.7	202.9	139.2
International	18.6	17.5	34.2	34.0
Corporate	(14.7)	(12.2)	(29.6)	(11.9)

	445.4	199.1	549.2	304.1
Discontinued Operations	—	234.2	—	242.3

	445.4	433.3	549.2	546.4

Earnings applicable to common shareholders (earnings) are $549.2 million for the six months ended June 30, 2003, or $3.33 per share, compared with $546.4 million, or $3.45 per share, for the comparable six months of 2002.

Earnings for the three months ended June 30, 2003 are $445.4 million, or $2.70 per share, compared with $433.3 million, or $2.74 per share, for the three months ended June 30, 2002.

Significant factors and variances affecting consolidated earnings are as follows:

•	Energy Transportation North includes a $169.1 million after-tax gain on the sale of assets to Enbridge Income Fund (EIF) recorded in the second quarter of 2003.

•	Energy Transportation South includes a $9.2 million dilution gain on an Enbridge Energy Partners, L.P. (EEP) unit issuance in the second quarter of 2003, whereas the prior year included a $6.1 million dilution gain in the first quarter.

•	Gas Distribution and Services includes the positive effect of colder than normal weather of $41.7 million in 2003, including $27.4 million in the second quarter. The positive weather in 2003 is partially offset by a $7.1 million regulatory disallowance related to a prior year and recorded in the first quarter of 2003. In 2002, warm weather negatively affected earnings by $39.4 million, including $24.0 million in the second quarter.

•	Corporate included a $17.8 million after-tax gain on a sale of marketable securities recorded in the first quarter of 2002.

•	The second quarter of each year includes the effect of the Alberta 0.5% tax rate reduction. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in the second quarter of 2003 in comparison to a net recovery of $1.4 million in the prior year.

•	Discontinued operations included a $240.0 million after-tax gain on the sale of the retail energy services business in 2002.

Operating factors that enhance earnings in 2003 include the additional ownership interest in Alliance, the placing into service of Terrace Phase III, improved results from gas service activities and higher earnings from EEP. These positive factors are partially offset by higher operating expenses in the gas distribution utility, primarily in the first quarter.

RECENT DEVELOPMENTS

Enbridge Income Fund

On June 30, 2003, Enbridge created EIF, designed to provide investors with an opportunity to invest directly in stable, low-risk pipeline assets. On formation, the Company transferred into the Fund its 50% interest in the Canadian segment of the Alliance Pipeline together with its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. for total proceeds of $905.0 million before working capital adjustments. The Company recorded a $169.1 million after-tax gain on the transfer of these assets into the Fund. On July 10, 2003, the underwriters exercised their over-allotment option, reducing Enbridge’s 45.3% common equity interest in the Fund to 41.9%.

Spearhead Pipeline

On July 15, 2003, Enbridge announced that it will purchase a 90% interest in the Cushing to Chicago Pipeline System from BP Pipelines North America Inc. for US $122 million. Subject to acceptance of proposed tolling arrangements by Canadian producers and regulatory approval, Enbridge plans to spend approximately US $20 million to reverse the flow of the pipeline to transport Canadian crude south from Chicago to Cushing and rename the system the Spearhead Pipeline. This transaction is anticipated to close in the third quarter of 2003.

FINANCIAL RESULTS

Energy Transportation North

Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge System	40.7	33.2	70.3	68.3
Athabasca System	11.4	9.4	23.1	19.5
NW System	2.0	2.0	4.1	4.4
Saskatchewan System	1.4	1.7	3.1	3.3
Alliance Pipeline	22.2	10.5	37.3	19.8
Vector Pipeline	2.3	1.2	4.3	2.4
Other	2.0	1.7	5.7	3.5

	82.0	59.7	147.9	121.2
Gain on sale of assets to Enbridge Income Fund	169.1	—	169.1	—

	251.1	59.7	317.0	121.2

Earnings are $317.0 million for the six months ended June 30, 2003, an increase of $195.8 million over the same period in 2002. The results include a $169.1 million after-tax gain on the sale of the Saskatchewan System and the 50% interest in Alliance Canada to EIF. The results also reflect higher earnings from the Enbridge System, Athabasca System, Alliance Pipeline and Vector Pipeline.

Enbridge System earnings for the second quarter of 2003 include incremental earnings from Terrace as Phase III was placed in service on April 1, 2003. However, the results are negatively affected by a higher power allowance credit due to shippers.

Higher earnings from the Athabasca System are primarily the result of the completion of additional facilities and tankage.

Alliance earnings reflect the additional ownership interests of 15.7% acquired in the fourth quarter of 2002, 1.1% in March 2003 and 11.8% in April 2003.

Vector earnings reflect increased volumes due to both colder than normal weather in eastern Canada during the first quarter of 2003 and higher storage injections during the second quarter.

Earnings for the three months ended June 30, 2003 are $251.1 million, an increase of $191.4 million from the same period last year. The three month results include the $169.1 million gain on sale of assets, incremental earnings from Terrace Phase III, higher earnings from Alliance resulting from an increased ownership interest and higher volumes on the Vector Pipeline.

Energy Transportation South

Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge Energy Partners	5.9	4.4	13.7	8.8
Feeder Pipelines and Other	0.5	2.0	1.8	4.4
Enbridge Midcoast Energy	—	0.8	—	2.3
Enbridge Energy Partners dilution gain	9.2	0.2	9.2	6.1

	15.6	7.4	24.7	21.6

Earnings are $24.7 million for the first six months of 2003 compared with $21.6 million for the same period of 2002. The results reflect higher earnings from EEP due to the acquisition of the Enbridge Midcoast Energy assets in October 2002. Enbridge’s effective weighted average ownership interest in EEP also increased slightly from the prior year to approximately 13.8%.

Feeder Pipelines and Other reflect lower earnings from Frontier as a result of lower tolls and volumes.

In each year, EEP issued additional common units. Enbridge did not participate in these offerings, resulting in dilution gains.

For the three months ended June 30, 2003, earnings are $15.6 million as compared to $7.4 million for the same period in 2002. The three month results reflect similar factors as the six month results except that in 2003 the dilution gain was recognized in the second quarter.

Gas Distribution and Services

Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

Enbridge Gas Distribution	158.0	107.3	168.7	110.8
Noverco	11.8	14.6	22.0	23.3
CustomerWorks/ECS	3.7	3.7	8.8	5.5
Enbridge Gas New Brunswick	0.9	1.0	2.1	2.0
Aux Sable	(4.8)	(1.6)	(6.6)	(2.5)
Other Gas Distribution Operations	5.1	4.3	7.3	5.8
Gas Services	(0.3)	(2.4)	(0.6)	(5.4)
Other	0.4	(0.2)	1.2	(0.3)

	174.8	126.7	202.9	139.2

Earnings are $202.9 million for the six months ended June 30, 2003 compared with $139.2 million for the six months ended June 30, 2002. Higher earnings in 2003 are attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $41.7 million. During 2002, weather was warmer than normal, resulting in a $39.4 million reduction in earnings. In 2003, degree days, which are used as a measure of coldness, were 27.9% greater than 2002 and 14.2% greater than the forecast based on normal weather.

(millions of Canadian dollars	Three months ended		Six months ended
except number of degree days)	June 30,		June 30,

	2003	2002	2003	2002

Actual degree days	2,130	1,690	3,206	2,507
Forecast degree days based on normal weather	1,887	1,912	2,807	2,932
Earnings increase/(decrease) due to weather	27.4	(24.0)	41.7	(39.4)

The positive effect of weather is offset in part by the $7.1 million regulatory disallowance related to long-term transportation contracts recognized in the first quarter of 2003, higher operating and maintenance expenses as a result of colder than normal weather and the timing of expenditures.

Earnings in 2003 also include a higher contribution from Noverco, reflecting increased earnings from Gaz Metropolitain due to improved operating results and earlier recognition of revenues as a result of the unbundling of rates. The positive operating results are more than offset by changes in tax rates recorded in the respective second quarters which decrease earnings in 2003 and increased earnings in 2002.

The main component of CustomerWorks/ECS earnings in 2003 is the contribution from CustomerWorks. The primary operations of Enbridge Commercial Services (ECS) were rebundled in Enbridge Gas Distribution at the end of 2002. Earnings from CustomerWorks/ECS are affected by service levels in 2003, compared with 2002.

The loss from Aux Sable reflects Enbridge’s increased ownership interest as well as the combined effect of higher natural gas prices and lower ethane prices during the first half of 2003 and more significantly during the second quarter.

The loss of $0.6 million for Gas Services in 2003 is $4.8 million lower than the same period last year. The improvement is due primarily to the commencement of gas service management contracts with certain U.S. based companies in late 2002 and increased demand for natural gas and associated transmission service, reducing merchant capacity losses on Alliance and Vector.

For the three months ended June 30, 2003, earnings are $174.8 million as compared to $126.7 million for the three months ended June 30, 2002. The three month results reflect similar factors as the six month results with the largest increase due to the colder than normal weather experienced in the second quarter.

Due to the seasonal nature of energy distribution operations, quarterly earnings are not indicative of full year results.

International

Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,

	2003	2002	2003	2002

OCENSA/CITCol	7.5	7.8	15.9	18.3
CLH	12.7	9.9	21.1	16.3
Jose Terminal and Other	(1.6)	(0.2)	(2.8)	(0.6)

	18.6	17.5	34.2	34.0

Earnings are $34.2 million for the six months ended June 30, 2003 compared with $34.0 million for the same period in 2002 and reflect the following factors.

Earnings from OCENSA/CITCol decreased due to lower incentive earnings from CITCol.

Operating results from CLH reflect increased volumes and the impact of the stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships.

As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The Company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs and the results of the Technology business.

For the three months ended June 30, 2003, earnings are $18.6 million compared to $17.5 million for the three months ended June 30, 2002. The three month results reflect an increase in earnings from CLH due to increased volumes and the impact of the stronger Euro. Offsetting this positive effect are lower incentive earnings from CITCol and the contract termination at the Jose Terminal.

Corporate

Corporate costs total $29.6 million for the six months ended June 30, 2003 compared with $11.9 million for the same period in 2002. The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities. For the three months ended June 30, 2003, corporate costs are $14.7 million compared with $12.2 million for the same period in 2002.

Liquidity and Capital Resources

During the second quarter of 2003, the Company received cash proceeds of $353.5 million from the sale of the Saskatchewan System and the 50% interest in Alliance Canada to EIF. The Company also received $434.5 million when affiliate financing due to Enbridge was reduced as EEP completed a public offering of common units as well as a private offering of senior notes.

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2003.

Cash from operations reflects fluctuations due to the higher gas prices and distribution volumes of the Enbridge Gas Distribution business. Temporary differences between accounting and taxable income driven by changes in gas costs to be settled with ratepayers have increased the amount of future income taxes in 2003. The significant variance in operating assets and liabilities is due to an increase in accounts receivable resulting from higher gas costs pending recovery from ratepayers as well as higher equal billing plan balances.

Investing activities in 2003 primarily consist of additions to property, plant and equipment at Enbridge Gas Distribution as well as an additional investment in the Alliance pipeline, which closed in April 2003. Activities in 2002 were more significant and included the acquisition of the Northeast Texas assets and the 25% equity investment in CLH, both during the first three months of the year. Additions to property, plant and equipment were also higher in 2002 due to the inclusion of Enbridge Midcoast Energy and Athabasca System construction activity. Proceeds from the sale of assets in both 2003 and 2002 have more than offset the cash used for investing activities. These proceeds have been used to reduce debt levels pending future deployment.

Financing activities in both years reflect the payment of common share dividends. Additionally, debt has been reduced using significant cash proceeds from the disposition of assets and the repayment of the loan from affiliate during the second quarter of 2003. The Company also completed an issue of preferred securities in February 2002.

On July 30, 2003, the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2003 to shareholders of record on August 15, 2003.

When used in this report, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars,
except per share amounts)	2003	2002	2003	2002

FINANCIAL
Earnings Applicable to Common Shareholders
Energy Transportation North	251.1	59.7	317.0	121.2
Energy Transportation South	15.6	7.4	24.7	21.6
Gas Distribution and Services	174.8	126.7	202.9	139.2
International	18.6	17.5	34.2	34.0
Corporate	(14.7)	(12.2)	(29.6)	(11.9)

Continuing operations	445.4	199.1	549.2	304.1
Discontinued operations	—	234.2	—	242.3

	445.4	433.3	549.2	546.4

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	412.4	270.3	623.1	442.3
Changes in operating assets and liabilities	4.4	221.2	(174.7)	177.4
Cash provided by operating activities of discontinued operations	—	12.9	—	28.6

	416.8	504.4	448.4	648.3

Common Share Dividends	70.7	62.2	141.4	124.2
Per Common Share Amounts
Earnings from continuing operations	2.70	1.26	3.33	1.92
Earnings from discontinued operations	—	1.48	—	1.53

	2.70	2.74	3.33	3.45

Dividends	0.415	0.380	0.830	0.760

Weighted Average Common Shares Outstanding (millions)			164.8	158.3

OPERATING
Energy Transportation[2]
Deliveries (thousands of barrels per day)	2,127	2,057	2,143	2,068
Barrel miles (billions)	170	175	343	350
Average haul (miles)	877	932	885	934
Gas Distribution and Services[3]
Volumes (billion cubic feet)	203	169	319	264
Number of active customers (thousands)	1,669	1,612	1,669	1,612
Degree day deficiency[4]
Actual	2,130	1,690	3,206	2,507
Forecast based on normal weather	1,887	1,912	2,807	2,932

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and six months ended March 31, 2003 and 2002.
2.	Energy Transportation operating highlights include the statistics of the 13.2% owned Lakehead System and other wholly-owned liquid pipeline operations.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars;
except per share amounts)	2003	2002	2003	2002

Revenues
Gas sales	1,260.1	1,158.0	1,946.7	1,848.2
Transportation	567.7	416.5	879.3	741.2
Energy services	59.3	72.0	106.9	130.3

	1,887.1	1,646.5	2,932.9	2,719.7

Expenses
Gas costs	1,096.5	985.4	1,703.6	1,602.1
Operating and administrative	212.7	220.3	396.2	422.8
Depreciation	128.6	104.2	226.6	205.3

	1,437.8	1,309.9	2,326.4	2,230.2

Operating Income	449.3	336.6	606.5	489.5
Investment and Other Income	45.9	52.4	105.5	145.6
Gain on Sale of Assets to Enbridge Income Fund	239.9	—	239.9	—
Interest Expense	(127.5)	(104.8)	(228.6)	(214.1)

	607.6	284.2	723.3	421.0
Income Taxes	(154.1)	(76.4)	(157.3)	(100.8)

Earnings from Continuing Operations	453.5	207.8	566.0	320.2
Earnings from Discontinued Operations	—	234.2	—	242.3

Earnings	453.5	442.0	566.0	562.5
Preferred Security Distributions	(6.4)	(7.0)	(13.4)	(12.7)
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	445.4	433.3	549.2	546.4

Earnings Applicable to Common Shareholders
Continuing Operations	445.4	199.1	549.2	304.1
Discontinued Operations	—	234.2	—	242.3

	445.4	433.3	549.2	546.4

Earnings Per Common Share
Continuing Operations	2.70	1.26	3.33	1.92
Discontinued Operations	—	1.48	—	1.53

	2.70	2.74	3.33	3.45

Diluted Earnings Per Common Share
Continuing Operations	2.68	1.25	3.31	1.90
Discontinued Operations	—	1.46	—	1.51

	2.68	2.71	3.31	3.41

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended
	June 30,

(unaudited; millions of Canadian dollars)	2003	2002

Retained Earnings at Beginning of Period	1,128.1	812.3
Earnings Applicable to Common Shareholders	549.2	546.4
Common Share Dividends	(141.4)	(124.2)
Preferred Securities Issue Costs	—	(4.2)
Effect of Change in Accounting for Stock-based Compensation	—	(5.4)

Retained Earnings at End of Period	1,535.9	1,224.9

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,

(unaudited; millions of Canadian dollars)	2003	2002	2003	2002

Cash Provided By Operating Activities
Earnings from continuing operations	453.5	207.8	566.0	320.2
Charges/(credits) not affecting cash
Depreciation	128.6	104.2	226.6	205.3
Equity earnings in excess of cash distributions	(25.9)	(19.5)	(33.0)	(29.8)
Gain on assets sold to Enbridge Income Fund	(239.9)	—	(239.9)	—
Gain on reduction of ownership interest	(19.2)	(0.3)	(19.2)	(10.0)
Gain on sale of securities	—	—	—	(21.4)
Future income taxes	115.5	3.1	123.5	7.4
Other	(0.2)	(25.0)	(0.9)	(29.4)
Changes in operating assets and liabilities	4.4	221.2	(174.7)	177.4
Cash provided by operating activities of discontinued operations	—	12.9	—	28.6

	416.8	504.4	448.4	648.3

Investing Activities
Additions to property, plant and equipment	(90.2)	(237.0)	(175.6)	(385.7)
Long-term investments	(21.8)	(20.6)	(45.7)	(448.8)
Sale of assets to Enbridge Income Fund	331.2	—	331.2	—
Disposition of Energy Services business	—	993.3	—	993.3
Asset acquisition	—	—	—	(289.3)
Changes in construction payable	(2.7)	7.5	(5.3)	(15.5)
Loans to affiliate	434.5	23.5	434.5	222.0
Sale of securities	—	—	—	110.5
Other	(0.5)	4.5	—	4.1

	650.5	771.2	539.1	190.6

Financing Activities
Net change in short-term borrowings and short-term debt	(598.3)	(863.9)	(466.3)	(829.3)
Long-term debt issues	—	—	150.0	247.4
Long-term debt repayments	(100.0)	(257.7)	(225.0)	(257.7)
Non-recourse long-term debt issued by joint ventures	525.6	—	525.6	—
Non-recourse long-term debt repaid by joint ventures	(654.0)	—	(654.0)	—
Non-controlling interests	(1.7)	(1.6)	(1.9)	(2.3)
Preferred securities issued	—	—	—	193.5
Common shares issued	24.9	15.6	29.0	31.4
Preferred security distributions	(6.4)	(7.0)	(13.4)	(12.7)
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(70.7)	(62.2)	(141.4)	(124.2)

	(882.3)	(1,178.5)	(800.8)	(757.3)

Increase in Cash	185.0	97.1	186.7	81.6
Cash at Beginning of Period	42.4	58.5	40.7	74.0

Cash at End of Period	227.4	155.6	227.4	155.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(millions of Canadian dollars)	2003	2002

	(unaudited)	(audited)
Assets
Current Assets
Cash	227.4	40.7
Accounts receivable and other	1,796.6	817.5
Gas in storage	277.5	583.8

	2,301.5	1,442.0

Property, Plant and Equipment, net	7,980.7	6,947.6
Long-Term Investments	2,795.9	3,371.5
Receivable from Affiliate	173.3	701.5
Deferred Amounts	328.8	315.8
Future Income Taxes	133.4	209.0

	13,713.6	12,987.4

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	195.1	247.5
Accounts payable and other	1,220.3	714.1
Interest payable	99.1	102.6
Current maturities and short-term debt	376.6	652.3
Future income taxes	75.0	—

	1,966.1	1,716.5
Long-Term Debt	6,427.8	6,040.3
Future Income Taxes	703.9	837.4
Non-Controlling Interests	510.3	560.8

	9,608.1	9,155.0
Shareholders’ Equity
Share capital
Preferred securities	533.1	533.7
Preferred shares	125.0	125.0
Common shares	2,198.1	2,169.0
Retained earnings	1,535.9	1,128.1
Foreign currency translation adjustment	(150.9)	12.3
Reciprocal shareholding	(135.7)	(135.7)

	4,105.5	3,832.4

	13,713.6	12,987.4

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2002 Annual Report. These interim financial statements follow the same accounting policies and methods of application as those included in the 2002 Annual Report.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1.	SEGMENTED INFORMATION
(millions of Canadian dollars) Three months ended June 30, 2003

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	300.5	7.5	1,575.6	3.5	—	1,887.1
Gas costs	—	—	(1,096.5)	—	—	(1,096.5)
Operating and administrative	(86.3)	(4.6)	(114.6)	(4.4)	(2.8)	(212.7)
Depreciation	(65.4)	(1.7)	(60.2)	(0.5)	(0.8)	(128.6)

Operating income/(loss)	148.8	1.2	304.3	(1.4)	(3.6)	449.3
Investment and other income/(expense)	9.6	28.3	18.3	19.3	(29.6)	45.9
Gain on sale of assets	239.9	—	—	—	—	239.9
Interest and preferred equity charges	(53.0)	—	(40.3)	—	(42.3)	(135.6)
Income taxes	(94.2)	(13.9)	(107.5)	0.7	60.8	(154.1)

Earnings/(loss) applicable to common shareholders	251.1	15.6	174.8	18.6	(14.7)	445.4

Three months ended June 30, 2002

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	183.9	455.4	998.9	8.3	—	1,646.5
Gas costs	—	(390.9)	(594.5)	—	—	(985.4)
Operating and administrative	(63.4)	(39.6)	(109.8)	(4.2)	(3.3)	(220.3)
Depreciation	(33.8)	(11.7)	(57.7)	(0.5)	(0.5)	(104.2)

Operating income/(loss)	86.7	13.2	236.9	3.6	(3.8)	336.6
Investment and other income/(expense)	20.1	7.8	16.1	13.7	(5.3)	52.4
Interest and preferred equity charges	(27.2)	(10.1)	(46.0)	—	(30.2)	(113.5)
Income taxes	(19.9)	(3.5)	(80.3)	0.2	27.1	(76.4)

Earnings/(loss) from continuing operations	59.7	7.4	126.7	17.5	(12.2)	199.1

Earnings from discontinued operations						234.2

Earnings applicable to common shareholders						433.3

Six months ended June 30, 2003

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	485.7	17.3	2,422.6	7.3	—	2,932.9
Gas costs	—	—	(1,703.6)	—	—	(1,703.6)
Operating and administrative	(150.9)	(10.7)	(215.6)	(8.6)	(10.4)	(396.2)
Depreciation	(101.4)	(3.4)	(119.1)	(1.1)	(1.6)	(226.6)

Operating income/(loss)	233.4	3.2	384.3	(2.4)	(12.0)	606.5
Investment and other income/(expense)	39.5	43.1	28.1	35.7	(40.9)	105.5
Gain on sale of assets	239.9	—	—	—	—	239.9
Interest and preferred equity charges	(78.7)	(0.1)	(81.9)	(0.4)	(84.3)	(245.4)
Income taxes	(117.1)	(21.5)	(127.6)	1.3	107.6	(157.3)

Earnings/(loss) applicable to common shareholders	317.0	24.7	202.9	34.2	(29.6)	549.2

Six months ended June 30, 2002

	Energy
	Transportation		Gas
			Distribution
	North	South	and Services	International	Corporate	Consolidated

Revenues	370.5	771.4	1,564.7	13.1	—	2,719.7
Gas costs	—	(648.9)	(953.2)	—	—	(1,602.1)
Operating and administrative	(127.1)	(72.9)	(209.0)	(7.1)	(6.7)	(422.8)
Depreciation	(68.9)	(21.0)	(112.5)	(1.2)	(1.7)	(205.3)

Operating income/(loss)	174.5	28.6	290.0	4.8	(8.4)	489.5
Investment and other income	37.6	23.0	22.2	29.2	33.6	145.6
Interest and preferred equity charges	(50.3)	(17.6)	(85.4)	—	(76.9)	(230.2)
Income taxes	(40.6)	(12.4)	(87.6)	—	39.8	(100.8)

Earnings from continuing operations	121.2	21.6	139.2	34.0	(11.9)	304.1

Earnings from discontinued operations						242.3

Earnings applicable to common shareholders						546.4

Segmented information has been restated to reflect the changes in management responsibilities effective in the first quarter of 2003.

2.     STOCK-BASED COMPENSATION

The Company accounts for the issuance of options as capital transactions when the options are exercised. A maximum of 15 million shares are reserved for issuance under the Incentive Stock Option Plan (2002). During the six months ended June 30, 2003, 1.0 million (2002 — 1.0 million) fixed stock options were issued at a weighted average exercise price of $41.65 (2002 — $43.77). The weighted average grant-date is $8.80 (2002 — $11.43) for each option granted. Outstanding stock options expire over a period no later than February 6, 2013. If the Company had used the fair-value based method to account for stock-based compensation, earnings and earnings per share would have been as follows.

	Three months ended		Six months ended
	June 30,		June 30,

(millions of Canadian dollars except per share amounts)	2003	2002	2003	2002

Earnings applicable to common shareholders
As reported	445.4	433.3	549.2	546.4
Stock-based compensation expense	1.0	0.7	2.0	1.2

Pro forma earnings	444.4	432.6	547.2	545.2

Earnings per share
As reported	2.70	2.74	3.33	3.45

Pro forma	2.69	2.73	3.32	3.44

1.	Pro forma earnings and earnings per share reflect options granted subsequent to January 1, 2002, the date of adoption of the standard on stock-based compensation. Stock-based compensation expense is recognized over the four year vesting period for fixed stock options and the five year vesting period for performance-based stock options based on the fair value determined on the date of grant.

2.	The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 5.235% (2002 — 5.338%), expected volatility of 22% (2002 — 25%), an expected life of 10 years (2002 — 10 years) and an expected dividend yield of 3.95% (2002 — 3.51%).

3.	FORMATION OF ENBRIDGE INCOME FUND AND RELATED ASSET SALES

On June 30, 2003, the Company formed the Enbridge Income Fund (EIF), an unincorporated open-ended trust established under the laws of Alberta. Concurrent with the closing of the public offering, the Company subscribed for 14,500,000 subordinated trust units of EIF, representing a 45.3% common equity interest in EIF. Enbridge also subscribed for 40,648,750 preferred units of Enbridge Commercial Trust (ECT), a direct subsidiary of EIF.

On formation, EIF acquired the Company’s 50% interest in the Canadian segment of the Alliance Pipeline together with its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. for $905.0 million before working capital adjustments. The Company recorded an after-tax gain on the sale of $169.1 million. Enbridge’s net investment in Alliance Canada was $333.6 million at December 31, 2002 and was classified as a long-term investment. The net assets of Enbridge Pipelines (Saskatchewan) Inc. consist primarily of property, plant and equipment and comprised $86.5 million of Enbridge Inc.’s total property, plant and equipment balance at December 31, 2002.

The Company’s equity investment in EIF at June 30, 2003 is made up of the following:

(millions of Canadian dollars)

Trust units	145.0
Net unrealized gain	(145.0)

—

The fair value of Enbridge’s EIF trust units based on the closing price of $10.85 per unit on June 30, 2003 is $157.3 million.

The Company’s preferred units are accounted for as a $406.5 million cost investment at June 30, 2003.

On July 10, 2003, the underwriters exercised their over-allotment option to purchase an additional 2,625,000 trust units which reduced the Company’s common equity interest to 41.9%. The proceeds from this transaction were used to redeem 2,625,000 preferred units held by Enbridge.

4.	JOINT VENTURE

Alliance Pipeline Canada, Alliance Pipeline U.S., Aux Sable and Alliance Canada Marketing have been jointly controlled with Fort Chicago Energy Partners LP since April 1, 2003. The Company’s proportionate share of earnings, cash flows and financial position related to these entities is summarized below, with the exception of Alliance Pipeline Canada. The Company’s 50% interest in Alliance Pipeline Canada was sold on June 30, 2003 and is not included in the Company’s statement of financial position.

Three months ended
(millions of Canadian dollars)	June 30, 2003

Earnings
Revenues	168.5
Gas sales	(63.5)
Operating and administrative	(32.7)
Depreciation	(30.5)
Interest expense	(28.2)
Investment and other income	1.1
Income taxes	0.4

Proportionate share of net earnings	15.1

Cash Flows
Cash provided by operating activities	22.1
Cash used in investing activities	(2.1)
Cash used in financing activities	(151.9)

Proportionate share of decrease in cash	(131.9)

As at
June 30, 2003

Financial Position
Current assets	82.4
Property, plant and equipment, net	1,151.8
Other long-term assets	112.6
Current liabilities	(112.3)
Long-term debt	(726.2)
Other long-term liabilities	(49.5)

Proportionate share of net assets	458.8

Included in the Company’s proportionate share of cash from joint ventures is $10.5 million cash in trust. The use of this cash is restricted.

The Company’s proportionate share of property, plant and equipment includes $1,044.0 million that primarily relates to pipeline in service and $107.8 million related to the Aux Sable plant. The pipeline is being depreciated on a 25-year straight-line basis and the plant assets are being depreciated straight-line over a 30-year period.

The Company’s proportionate share of joint venture debt is noted below. This debt is non-recourse to Enbridge as security provided by the joint ventures is limited to the rights and assets of the individual joint venture and does not extend to the rights and assets of Enbridge, except to the extent of Enbridge’s investment.

As at
(millions of Canadian dollars)	June 30, 2003

Credit Facilities	18.8
Senior Notes:
7.770% due 2015	189.0
6.996% due 2019	209.7
7.877% due 2025	132.7
4.591% due 2025	197.3
Obligations under capital leases	9.0

756.4
Less current portion of long-term debt	(30.3)

726.2

The Senior Notes may be redeemed by Alliance Pipeline U.S. at any time, at a price equal to the outstanding principal plus accrued but unpaid interest and a make-whole premium. Alliance Pipeline U.S. may be required to redeem the Senior Notes in whole or in part from proceeds received under insurance claims for damages if the proceeds are not applied to repair or rebuild the Alliance pipeline system.

Interest on the Senior Notes is payable semi-annually. Principal repayments commenced June 30, 2001 on the 6.996% Senior Notes, December 31, 2001 on the 7.770% Senior Notes, June 30, 2003 on the 4.591% Senior Notes and will commence June 30, 2019 on the 7.877% Senior Notes. Principal repayments are due semi-annually thereafter in each instance and are closely tied to the recovery rates for capital depreciation and deferred income taxes contained in the transportation agreements.

Supplementary Financial Information

Number of Shares

Common Shares — issued and outstanding	171,049,422
(voting equity shares)
Preference Shares, Series A	5,000,000
(non-voting equity shares)
Total issued and outstanding stock options	6,971,302
(3,687,627 vested)

The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related party, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at July 21, 2003.